    As filed with the Securities and Exchange Commission on October 24, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
           SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                   (Mark One)

   [x] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

                    For the fiscal year ended April 30, 2003

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

                        For the transition period from to

                         Commission file number: I-10899

                  A. Full title of the plan and the address of
                     the plan, if different from that of the
                               issuer named below:

                         KIMCO REALTY CORP. 401(k) PLAN

                    B. Name of issuer of the securities held
                   pursuant to the plan and the address of its
                           principal executive office:

                            KIMCO REALTY CORPORATION
                        3333 NEW HYDE PARK RD, SUITE 100
                             NEW HYDE PARK, NY 11042

                                   401(k) PLAN
                              FINANCIAL STATEMENTS
                                 APRIL 30, 2003



KIMCO REALTY CORP. 401(k) PLAN


INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                                     Page

Report of Independent Auditors ..................................................     1
Statements of Assets Available for Benefits as of April 30, 2003 and 2002 .......     2
Statements of Changes in Assets Available for Benefits for the fiscal years
ended April 30, 2003 and 2002....................................................     3
Notes to Financial Statements ...................................................   4 - 6
Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of April 30, 2003     7

                         Report of Independent Auditors


To the Participants and Administrator of Kimco Realty Corp. 401(k) Plan:

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of Kimco Realty Corp. 401(k) Plan (the "Plan") at April 30, 2003 and 2002, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers, LLP


October 21, 2003

                         KIMCO REALTY CORP. 401(k) PLAN
                   Statements of Assets Available for Benefits
                             April 30, 2003 and 2002


                                            2003                2002
                                          -----------        -----------

Assets:

    Cash                                  $        --        $ 7,852,257

    Investments (see Note 3)               12,400,913          1,621,528

    Loans to participants                     188,928            162,389

    Receivables:
         Participant                               --             96,340
         Employer                                  --             61,160
         Income receivable                         --              5,101
                                          -----------        -----------

Assets Available For Benefits             $12,589,841        $ 9,798,775
                                          ===========        ===========



              The accompanying notes are an integral part of these
                             financial statements.

                         Kimco Realty Corp. 401(k) Plan
              Statement of Changes in Assets Available for Benefits
               For the Fiscal Years ended April 30, 2003 and 2002


                                                   2003                 2002
                                               ------------         ------------
Additions:
   Investment activities:
       Net (depreciation) in fair value
         of investments                        $   (472,043)        $   (919,242)
       Interest and dividends                       201,785              307,802
                                               ------------         ------------
         Investment (loss)                         (270,258)            (611,440)
                                               ------------         ------------

   Contributions:
       Participant                                1,868,748            1,091,193
       Rollovers                                    407,939               96,096
       Employer                                     951,121              712,660
                                               ------------         ------------
         Total contributions                      3,227,808            1,899,949
                                               ------------         ------------

         Total additions                          2,957,550            1,288,509
                                               ------------         ------------

Deductions:
   Benefits paid to participants                    166,484              940,462
   Other disbursements                                   --               17,075
                                               ------------         ------------

         Total deductions                           166,484              957,537
                                               ------------         ------------

         Net increase                             2,791,066              330,972

Assets Available For Benefits:
   Beginning of Year                              9,798,775            9,467,803
                                               ------------         ------------

   End of Year                                 $ 12,589,841         $  9,798,775
                                               ============         ============




              The accompanying notes are an integral part of these
                             financial statements.

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


     DESCRIPTION OF PLAN:

     The following description of the Kimco Realty Corp. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

     General - The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the "Company") who have completed three months of service and are age eighteen or older. The Plan was last amended on July 1, 1994 to comply with the Tax Reform Act of 1986 and subsequent legislation. Employees may elect to participate in the Plan on the first day of the month after completion of their first three months of service. The Company will provide a matching contribution for participants who have completed one year of service, defined as 1,000 hours. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions - Each year, participants may contribute pre-tax annual compensation, as defined in the Plan, up to the maximum percentage allowable amount determined by the Internal Revenue Service each calendar year ($12,000 in 2003 and $11,000 in 2002). As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, those who were age 50 or older during 2003 could take advantage of a higher pre-tax contribution limit of $14,000 (the limit increase for 2002 was $12,000). Participants may change their percentage contribution election monthly. The Company matches participants' contributions annually up to 5% of base compensation subject to IRS limitations. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company's board of directors annually. No discretionary contribution payments were made for the fiscal years ended April 30, 2003 and 2002. All Company contributions are invested based upon participant account elections.

     Participant accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Each participant may direct their contribution be invested in any of the thirteen mutual funds or Kimco Realty Corporation unitized common stock fund offered by the Plan.

     Vesting - Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

     Loans to Participants - Participants may borrow from their fund accounts, an amount aggregating the lesser of 50% of their total account balance or $50,000. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus 0.5%. The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstance. The interest rate for loans outstanding at April 30, 2003 and 2002 ranged from 5.25% to 10.5%.

     Payment of benefits - Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or select the installment plan, provided the participant's account balance exceeds $5,000. For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

2.       SUMMARY OF ACCOUNTING POLICIES:

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Certain 2002 amounts have been reclassified to conform to the 2003 financial statement presentation.

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


     Use of Estimates
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates. Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

     Investment Valuation and Income Recognition
     Mutual funds and common stock investments are stated at fair market value as determined by quoted market prices. Participant loans are valued at cost, which, in the opinion of management, approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the record date.

     Payment of Benefits
     Benefits are recorded when paid.

     Risks and Uncertainties
     The Plan provides for various investment options which may invest in any combination of stock and mutual funds. Such investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

3.   ASSETS HELD FOR INVESTMENT PURPOSES:

     For the year ended April 30, 2003, MFS Retirement Services, Inc. ("MFS") served as trustee of the plan with Merrill Lynch Trust Company ("Merrill Lynch") serving in a similar capacity for the plan year ended, April 30, 2002. The fair market value of the following investments represent 5% or more of the Plan's assets available for benefits at April 30, 2003 and 2002:

                                                                 2003         2002
                                                                 ----         ----

           Kimco Realty Corp unitized stock fund         $ 1,842,558       $1,621,528
           MFS Bond Fund                                   1,443,051                -

           MFS Fixed Fund                                  1,693,565                -
                                                                                    -
           American Europacific Growth Fund                1,506,234                -

           Washington Mutual Investors Fund                  934,706                -

           Davis New York Venture Fund                       690,513                -

           The Growth Fund of America                      1,833,984                -

           UBS Tactical Allocation Fund                      799,594                -

     In 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

                                                           2003                2002
                                                           ----                ----
           Mutual Funds                                $(763,731)          $(1,059,169)
           Common Stock                                  291,688               139,927
                                                      ----------           ------------
                                                       $(472,043)          $   (919,242)
                                                      ==========           ============

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


4.   PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances will be distributed in accordance with Plan provisions.

5.   TAX STATUS:

     The Plan has received a favorable determination letter, dated April 23, 2002, from the Internal Revenue Service which states that the Plan qualifies under Section 401 (a) of the Internal Revenue Code ("IRC") and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

6.   PARTY-IN-INTEREST TRANSACTIONS:

     All administrative expenses and accounting fees of the Plan are paid by the Company. Certain Plan investments are shares of mutual funds offered by MFS. MFS is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest. In addition, investments are made in Kimco Realty Corporation common stock, the Plan Sponsor.

7.   RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500:

     At April 30, 2003, assets available for plan benefits as reported in the Form 5500 equaled assets reported in the financial statements. At April 30, 2002, assets available for benefits as reported in the Form 5500 were less than assets reported in the financial statements because the financial statements included an asset for contributions receivable in the amount $157,500 that was not included in Form 5500.

                         KIMCO REALTY CORP. 401(k) PLAN

       Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of
                                 April 30, 2003



          Identity of issuer,             Description of investment, including maturity date,
   borrower, lessor, or similar party     rate of interest, collateral and par, or maturity value         Current value
   ----------------------------------     -------------------------------------------------------         -------------
*MFS Corporate Plans Services             MFS Money Market Fund (34,689 units)                            $      34,649
*MFS Corporate Plans Services             MFS Bond Fund - A (110,748 units)                                   1,443,051
*MFS Corporate Plans Services             MFS Mid Cap Growth Fund - A (49,728 units)                            300,857
*MFS Corporate Plans Services             MFS Fixed Fund (1,693,565 units)                                    1,693,565
*MFS Corporate Plans Services             MFS New Discovery Fund - A (26,372 units)                             312,508
   American Funds Group                   American Europacific Growth FD - A (66,208 units)                   1,506,234
   American Funds Group                   Washington Mutual Investors FD - A (38,962 units)                     934,706
   Davis Funds                            Davis New York Venture Fund A (32,087 units)                          690,513
   American Funds Group                   The Growth Fund of America FD - A (94,099 units)                    1,833,984
   Franklin Templeton Investments         Franklin Real Estate Secur - A (826 units)                             14,012
   UBS Global Asset Management Funds      UBS Tactical Allocation FD - A (38,350 units)                         799,594
   Franklin Templeton Investments         Franklin Mutual Qualified Fund (470,323 units)                        434,334
   AllianceBernstein Funds                Allianceber Balanced Shares A (40,871 units)                          560,348
*Kimco Realty Corporation                 Kimco Realty Corp unitized stock fund (48,211 units)                1,842,558
*Participant Loans                        Participant loans (at rates ranging from 5.25% to
                                             10.50% and terms of maturity ranging from 1 to 5
                                             years)                                                             188,928
                                                                                                          -------------
                                                                                                          $  12,589,841
                                                                                                          =============




*Denotes a party-in-interest.

                         KIMCO REALTY CORP. 401(k) PLAN


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 24th day of October, 2003.

                Kimco Realty Corp. 401(k) Plan, as administrator

                          By: /s/ Michael V. Pappagallo
                              -----------------------------
                              Michael V. Pappagallo
                           Its: Chief Financial Officer